                     Filed by Maxtor Corporation (Commission File No. 000-14016)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                            Subject Company: Quantum Corporation
                                                 (Commission File No. 000-12390)


"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Quantum's HDD operations and Maxtor. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Quantum's HDD operations and Maxtor; costs related to the merger; labor integration issues; the economic environment of the hard disk drive industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by Quantum and Maxtor with the Securities and Exchange Commission. Neither Quantum nor Maxtor is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Maxtor will file a registration statement on Form S-4 and Quantum will file a proxy statement-prospectus, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus (when available) and other documents filed by Quantum and Maxtor with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Maxtor with the Securities and Exchange Commission may also be obtained from Maxtor by directing a request to Maxtor, Attention:
Ted Deffenbaugh, 408-432-4992. Free copies of the proxy statement-prospectus (when available) and other documents filed by Quantum with the Securities and Exchange Commission may also be obtained from Quantum by directing a request to Quantum, Attention: Chris Golson, 408-894-5590.

Maxtor and Quantum are registered trademarks of Maxtor Corporation and Quantum Corporation respectively. These slides contain product names, trade names and trademarks of Maxtor, Quantum and other organizations.

A. On October 4, 2000, Mike Cannon and Michael Brown utilized the following script in connection with their discussion of the merger during their conference call with analysts.

                      ANALYST/PRESS CONFERENCE CALL SCRIPT

                               MAXTOR ANNOUNCEMENT

                                  Oct. 4, 2000

MIKE CANNON

Good morning, and thank you for joining us. Today, Maxtor Corporation and Quantum Corporation jointly announced a definitive agreement to combine Quantum's Hard Disk Drive Group with Maxtor in a $2 billion merger that will create the world's leading disk drive company. On the call today, I'm joined by Michael Brown, the chairman and CEO of Quantum; Rick Clemmer, CFO of Quantum; and Paul Tufano, CFO of Maxtor. All four of us will be available to comment individually when we open the call for questions in a few minutes. First though, we'll start with some opening remarks. I'll begin by summarizing the terms of the transaction, then Michael Brown will outline a description of the combined company and talk through some of the thinking leading up to this merger. Finally, I'll go through some of the key strategies that the new company will pursue and comment on several of the opportunities we believe will drive both near- and long-term growth.

This merger transaction is expected to be tax-free to Quantum, Maxtor and each company's stockholders. The merged company will be called Maxtor Corp., and I will serve as the CEO, with Paul Tufano as CFO. The Board of Directors will consist of myself and Michael Brown, as well as the directors who make up the current Maxtor board. Quantum HDD stockholders will receive 1.52 Maxtor shares for each Quantum HDD share held. Upon approval of the transaction by Quantum and Maxtor stockholders, and assuming that all regulatory approvals and other customary closing conditions are satisfied, we expect to complete the merger in early calendar 2001. Upon completion of the transaction, we expect to incur a special restructuring charge and other one-time expenses of between $100 and $180 million.

When the merger is consummated the new company will, at inception, have combined annual sales of approximately $6 billion, combined market capitalization of approximately $2 billion and a combined ship rate of more than 50 million drives annually. The new company will also have one of the strongest balance sheets of any publicly held disk drive company.

Now I'd like to turn the call over to Michael Brown.  Michael.

MICHAEL BROWN

Thank you Mike. Good morning, and thanks to all of you for joining us on such short notice. First I'd like to express how enthusiastic I am about this merger and about the opportunity it represents for the new combined enterprise.

It's important to note that Quantum's DLT & Storage Systems Group, or DSSG, is not directly involved in this transaction. Upon completion of the merger between Maxtor and Quantum HDD, the Quantum DSS business will operate as a separate, standalone company, which will be known as Quantum Corporation. Shares of the Quantum DSS tracking stock will then be re-named as Quantum Corp. common stock. Additionally, DSS will incur a special accounting charge upon the close of the transaction related to the conversion of Quantum employee stock options.

The new hard disk drive company we plan to create will bring together the solid and complementary positions that both companies have achieved in the highly competitive hard drive industry. Quantum and Maxtor each have track records of outstanding operational execution, which includes high-quality products, strong customer support, industry-leading asset management and excellent time-to-market. After completion of the merger, the combined company will be positioned as a time-to-market leader for the past 14 generations of desktop products, and will be an industry leader in asset velocity for the two years. Looking at market position, the new company will also hold leading positions within key segments and sales channels, including in the desktop, consumer electronics and Intel-based server spaces, as well as with all of the top 10 PC OEMs and in the retail channel for hard drives.

However, in spite of the solid operational performance that both businesses have consistently demonstrated, the ability of each to achieve the growth and financial returns we would like has been constrained by industry dynamics that neither company has been able to overcome on its own. It's clear to us that through a combination of the two businesses, we have the opportunity to improve the way we do business and, ultimately, to provide greater value to our customers by becoming a more competitive force within the industry. We can achieve this by cutting costs, expanding into more marketplaces, and offering a broader range of competitively priced, value-added products.

This, essentially, is the single biggest objective of the merger: to create a stronger disk drive company that will be able to leverage its combined resources in order to serve a broader range of diverse customer needs. In achieving this goal, our expectation is that we will also return greater value to the stockholders of the new company than either company could return on its own. In a moment, Mike Cannon is going to talk more specifically about the strategies we'll use to meet this objective.

Let me close by saying that in joining two companies the caliber of Quantum HDD and Maxtor, we believe the new business will become the strongest, most competitive and most broadly diversified supplier of hard disk drives and disk-based systems in this dynamic and important industry. And we're very enthused that, upon the completion of this merger, the company that will result will then become the premier vehicle for investment in this growing industry.

Now I'll turn the call over to Mike Cannon.

MIKE CANNON

Thank you.

As Michael Brown just said, this merger will give us the opportunity to create a company with unparalleled benefits to customers. Maxtor and Quantum HDD together have a complementary range of products that extends from drives for entry-level PC customers through more performance-oriented high-capacity desktop drives. The company will also offer drives for the rapidly emerging consumer electronics market, drives for higher-margin opportunities in the Intel-based server segment, and a family of network attached storage appliances. In addition to providing the industry's broadest range of hard disk drive products, the combined company will also build on the strengths in technology development, manufacturing flexibility, quality and customer support that we share.

Now I'll summarize some of the key strategies that the new company will pursue, including the current and emerging opportunities that we plan to target for strategic development.

First, our strategy will be to maintain our leadership position in the desktop drive business. Together, the two companies will have a solid position in the desktop PC area and, therefore, the opportunity to build a more efficient and more profitable business in other segments than either company could have on its own.

The second strategy will be to expand rapidly into the highest-growth segments of the disk drive industry which offer higher potential for profit. With the combined engineering resources of the two companies, we will be able to sustain investments in Intel server-class drives, consumer electronics drives, and smaller form factor drives serving current and emerging portable applications. In addition to HDD devices, we will also participate in areas where there is a higher level of value, including the network attached storage market through the MaxAttach family of server appliances.

Third, the reduction of duplicative expenses, particularly in the areas of SG&A is, in and of itself, a strategy that can have significant impact on the value that we want to create for both customers and stockholders. We estimate that within two years of combining operations, the new company can reduce its operating costs by $120 to $200 million per year. These reductions will come primarily from the elimination of duplicative expenses in overhead structure. This improvement in the company's financial structure will allow us to continue to offer better value for customers and, even more importantly, to generate the profits necessary to fund expanded research and development in new areas to provide even more value to our customers. As a result of these improvements, we expect the transaction to become accretive to earnings in early 2002.

Finally, the last key strategy I'll mention is around our approach to manufacturing the more than 50 million drives we expect to produce in the first year alone. The combined company will have the industry's best manufacturing capability. We will continue Quantum's 16-year, strategic manufacturing relationship with MKE, and we will also continue to utilize Maxtor's manufacturing capability in Singapore. We believe that the combination of MKE's renowned automated, high-volume manufacturing with Maxtor's cell-based, highly flexible approach is an outstanding combination.

One of the key advantages of this business combination is the ability to benefit from the operating leverage of the existing Quantum-MKE relationship. Because MKE invests in the property, plant and equipment for manufacturing - as well as raw materials and work-in-process inventories - Quantum is able to achieve the best return on invested capital in the industry.

As the growth of the Internet and the proliferation of digital content continues driving demand for storage, analysts are predicting continued, strong growth of over 15 percent in the overall hard disk drive industry through 2003. Within that, two of the fastest-growing areas are consumer electronics drives and Intel-server class drives, which are expected to grow at compounded annual rates of 200 percent and 32 percent, respectively, through the year 2003. In the area of network attached storage appliances, it is expected that revenue in the workgroup segment - where the MaxAttach server appliance is targeted - will grow to $2.5 billion by 2002.

With the solid positions the new company will have in each of these high-growth areas, we will be uniquely positioned to serve a broad range of storage requirements, increasing the efficiency of the supplier base for our customers. We expect the new organization to be highly growth-oriented and profitability-driven, with a strong commitment to R&D investment, on-time delivery of leading-edge products, and responsiveness to customer needs.

Before we open the call for questions, I'd like to summarize with a couple of closing remarks.

To reiterate, the reason we are merging Maxtor and Quantum HDD is to create a substantially stronger company that will be well positioned to engage in the explosive growth of storage in a number of different areas. The new Maxtor will have the broadest range of desktop products in the industry; we will have a fast growing SCSI product family for Intel-based servers; we will have a leading position in consumer electronics applications utilizing disk drives; and we will continue to expand our presence in the rapidly-growing network attached storage area with our award-winning MaxAttach family of server appliances.

The combined company will have the people, intellectual property and financial resources to ensure we are able to make the investments necessary to grow in our current markets and to invest in future growth opportunities in storage at both the device and subsystem level.

Thank you for joining us today. Now I'll open the call for questions.

Q&A

B. On October 4, 2000, Maxtor Corporation and Quantum Corporation used the following slide presentation in connection with a conference call with analysts and simultaneous audio and slideshow webcast.


MAXTOR(R)                     MAXTOR -- QUANTUM HDD
QUANTUM(R)                       ANALYST MEETING


MICHAEL A. BROWN              MICHAEL CANNON
CEO, QUANTUM                  CEO, MAXTOR

AGENDA

-       TRANSACTION OVERVIEW

-       OPPORTUNITY FOR STORAGE

-       WHY MAXTOR AND QUANTUM - HDD

-       VISION FOR THE FUTURE

CREATING THE WORLD'S LEADING HARD DRIVE COMPANY

          QUANTUM - HDD                 MAXTOR
FY2000 REVENUE: $3.3B             FY1999 REVENUE: $2.5B
FY2000 UNITS: 31.3M               FY1999 UNITS: 23.9M
MARKET CAP: $762M                 MARKET CAP: $937M

CREATING THE WORLD'S LEADING
DISK DRIVE COMPANY

     QUANTUM -        COMBINED       MAXTOR
       HDD
                   REVENUE: $6B
                   UNITS: 50+M
                   MARKET CAP: $2B

DETAILS OF THE TRANSACTION


TERMS:

o    TAX-FREE TRANSACTION TO BOTH COMPANIES; BOTH SETS OF SHAREHOLDERS

     -    CONVERSION RATIO OF 1.52 SHARES OF NEW QUANTUM FOR EACH SHARE HDD

o    ONE-TIME CHARGE OF $100-180 MILLION

o    EXPECTED COMPLETION DATE EARLY CY 2001

MANAGEMENT:

o    MICHAEL CANNON - CEO
     PAUL TUFANO - CFO

     -    MICHAEL BROWN JOINS MAXTOR BOARD OF DIRECTORS

TRANSACTION STRUCTURE


o       TERMS OPTIMIZE BALANCE SHEETS FOR BOTH COMPANIES

        -       CASH PRESERVED

        -       GOOD WILL REDUCED

o       EXPECTED TO BE TAX-FREE FOR COMPANIES AND SHAREHOLDERS

o       ONE-TIME CHARGES RANGING FROM $100 TO $180 MILLION

        -       PRIMARILY CASH

o DSS WILL HAVE SPECIAL ACCOUNTING CHARGE RELATED TO EMPLOYEE STOCK OPTION CONVERSIONS

AGENDA

o       TRANSACTION OVERVIEW

o       OPPORTUNITY FOR STORAGE

o       WHY MAXTOR AND QUANTUM - HDD

o       VISION FOR THE FUTURE

HARD DISK DRIVES OUTPERFORM OTHER STORAGE TECHNOLOGIES


          CAPACITY    PERFORMANCE    RELIABILITY    COST

HDD          O             O              O           O

FLASH        X             O              O           X

OPTICAL      X             X              O           X

HDD MARKET GROWTH: 250M UNITS BY 2003

CAGR (1999-2003)
Consumer  198.5%
Desktop    12.9%
High End   14.3%
(Intel-based servers: 32%)
Mobile     17.8%



                 1999       2000       2001      2002       2003
                 ----       ----       ----      ----       ----
                              (units in thousands)
Consumer           260      1,272      4,270    11,340     20,675
Desktop        132,750    152,895    175,026   196,874    215,300
High End        21,916     22,787     27,526    32,334     37,451
Mobile          19,700     24,200     28,400    33,000     37,900

INFLECTION POINT

o        NEW APPLICATIONS WILL REINVIGORATE THE HARD DRIVE INDUSTRY


                                   [GRAPHIC]

OPPORTUNITY FOR STORAGE IS EXPANDING

o    NEW APPLICATIONS - CONSUMER ELECTRONICS

o    STRONG SERVER DEMAND IN INTEL-BASED SERVERS DRIVEN BY INTERNET EXPLOSION

o    IMPROVEMENTS IN HDD TECHNOLOGY ARE LEADING TO INNOVATION

    ACOUSTICS [GRAPHIC]                   COST [GRAPHIC]

        SHOCK [GRAPHIC]         DUAL STREAMING [GRAPHIC]

AREAL DENSITY [GRAPHIC]      POWER CONSUMPTION [GRAPHIC]

RESOURCE ALLOCATION PRESENTS A DILEMMA

o       NEW, HIGH GROWTH SEGMENTS TO INVEST

o       AREAL DENSITY CONTINUES TO GROW AT OVER 100% PER YEAR...

     ...BUT ENGINEERING SPENDING REMAINS FLAT

o       OPERATING EXPENSES ARE OUTPACING REVENUE GROWTH


RESULTING DILEMMA
  FOR RESOURCES:


                                   [DIAGRAM]

COMBINING MAXTOR AND QUANTUM--HDD:
INVESTMENT AND GROWTH


                                   [DIAGRAM]


Diagram indicates that before transaction, $768M/year (June quarter annualized) in operating expenses and $160M/year (June quarter annualized) in operating income.

COMBINING MAXTOR AND QUANTUM--HDD:
INVESTMENT AND GROWTH

                                   [DIAGRAM]

Diagram indicates that after transaction, estimated savings in combined operating expenses from $768M/year (June quarter annualized) of $120-208M/year.

AGENDA

o       TRANSACTION OVERVIEW

o       INDUSTRY DYNAMICS LEADING TO MERGER

o       WHY MAXTOR AND QUANTUM - HDD

o       VISION FOR THE FUTURE

TWO STRONG COMPANIES. . .

QUANTUM HDD                             MAXTOR
CY 1999:                                CY 1999:
30 MILLION UNITS                        23 MILLION UNITS

STRONG DESKTOP,                         STRONG DESKTOP AND
CONSUMER ELECTRONICS                    NETWORK ATTACHED
AND INTEL-SERVER SALES                  SERVER SALES

$585 MILLION CASH                       $393 MILLION CASH

FULLY AUTOMATED                         CELL-BASED
MANUFACTURING                           MANUFACTURING

R&D MILPITAS, CA                        R&D LONGMONT, CO
SHREWSBURY, MA

COMBINED TO CREATE LEADING
DISK DRIVE COMPANY


                       COMBINED

                       WORLD'S LEADING
                       HDD COMPANY

                       STRONG PENETRATION INTO ALL TOP
                       10 PC OEMS

                       LEADING POSITIONS
                       IN HIGH-GROWTH
                       STORAGE AREAS


                       STRONG CASH POSITION

                       BEST-IN-CLASS MANUFACTURING
                       FAST RAMP/FLEXIBILITY

                       GEOGRAPHICALLY DIVERSIFIED
                       DESIGN CAPABILITIES

NEW COMPANY STRENGTHS

OPERATIONAL LEADERSHIP

o    TIME-TO-MARKET LEADER FOR 14 CONSECUTIVE DESKTOP PRODUCT GENERATIONS

o    STRONGEST BALANCE SHEET                      [LOGOS]

o    INDUSTRY'S LEADING ASSET VELOCITY

o    BROADEST PRODUCT PORTFOLIO

o    BEST-IN-CLASS MANUFACTURING

COMPLEMENTARY PRODUCT PORTFOLIO


                                MARKET SEGMENTS


VALUE      DESKTOP        CONSUMER      HIGH-END    DISK-BASED    FUTURE
           DRIVES           DRIVES      SYSTEMS
                                                                  STORAGE
                                                                  SERVICES
           [LOGOS]        [LOGOS]       [LOGO]      [LOGO]
                                                                  SUB-3.5"
                                                                  DRIVES

---------------------------------- BREADTH ------------------------------------

AGENDA

o       TRANSACTION OVERVIEW

o       INDUSTRY DYNAMICS LEADING TO MERGER

o       WHY MAXTOR AND QUANTUM - HDD

o       VISION FOR THE FUTURE

FINANCIAL STRATEGY

o       MAINTAIN A PROFITABLE DESKTOP POSITION

o       ACCRETIVE TO EARNINGS PER SHARE BY EARLY 2002

         -        FULLY REALIZE ANNUALIZED COST SAVINGS WITHIN 24 MONTHS

o        MAINTAIN STRONGEST BALANCE SHEET OF ANY PUBLICLY-HELD HDD COMPANY

o        CONTINUED STRONG CASH GENERATION THROUGH:

         -        LEADING INVENTORY TURNS

         -        MKE INVESTMENT IN INVENTORY


                 REDUCE COSTS AND EXPENSES OF COMBINED COMPANY

MARKET STRATEGY

o RE-INVEST PROFITS TO GROW PRESENCE IN EMERGING AND HIGHER PROFIT STORAGE OPPORTUNITIES

         -        INTEL-BASED SERVER HDDS

         -        CONSUMER ELECTRONIC HDDS

         -        NAS APPLIANCES

         -        SUB-3.5" HDDS

         -        STORAGE SERVICES

o        CHANNEL STRATEGIES

         -        STRONG POSITIONS WITH OEMS AND DISTRIBUTION PARTNERS

         -        MAINTAIN GROWTH IN RETAIL CHANNEL

MANUFACTURING STRATEGY

o        MAINTAIN EXISTING MANUFACTURING OPERATIONS TO SUPPORT VOLUME

o        ENSURE CONTINUITY OF SUPPLY FOR CUSTOMERS

QUANTUM HDD/MKE                         MAXTOR SINGAPORE

o  FULLY AUTOMATED PROCESS              o  CELL-BASED MANUFACTURING
   -    HIGH VOLUME                        PROCESS
   -    FAST RAMPS                         -     HIGH VOLUME
   -    HIGH YIELDS                        -     HIGH FLEXIBILITY
o  CONSISTENT QUALITY [GRAPHIC]         o  CONSISTENT QUALITY [GRAPHIC]

INTEGRATION

o       BUSINESS AS USUAL UNTIL THE TRANSACTION IS COMPLETED

o       TRANSITION TEAM TO BE NAMED SHORTLY

         -        MANAGE CUSTOMER AND SUPPLIER RELATIONSHIPS THROUGH INTEGRATION

o CUSTOMER PHILOSOPHY: MINIMIZE DISRUPTION THROUGH CONTINUITY OF PRODUCT LINES AND MANUFACTURING STRATEGIES

o        PRODUCT ROADMAP ISSUES

         -        NO CHANGES TO ROADMAPS FOR 6-9 MONTHS

NEXT STEPS

o        REGULATORY APPROVALS

o        PROXY MAILING TO SHAREHOLDERS IN CALENDAR Q4

o        SHAREHOLDER VOTE AND CLOSURE IN EARLY 2001

STORAGE IS BECOMING INCREASINGLY IMPORTANT

o        HARD DISK DRIVES OUTPERFORMS OTHER STORAGE TECHNOLOGIES

o        WE COULD BE AT AN INFLECTION POINT FOR THE INDUSTRY

         -        GROWTH IN DIGITAL CONTENT--1 MILLION TB, DOUBLING EACH YEAR

         - CONSUMER ENTERTAINMENT APPLICATIONS FOR STORAGE COULD RIVAL PC APPLICATIONS IN THE NEXT 5-10 YEARS

MAXTOR-QUANTUM HDD
LONG TERM OPPORTUNITY

o       PROVEN TRACK RECORD OF CONSISTENT EXECUTION

o       STRATEGIC COMBINATION BRINGS LEADING PRODUCT AND CUSTOMER POSITIONS

o REDUCED OPERATING EXPENSES AND LEVERAGED RESOURCES PROVIDES OPPORTUNITY FOR GROWTH AND INVESTMENT

o       STRONGEST BALANCE SHEET WITH INDUSTRY'S BEST ASSET VELOCITY

QUESTIONS

                                   [GRAPHIC]